UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LDK Solar Reports First Half 2015 Unaudited Condensed Consolidated Interim Financial Information

We, LDK Solar CO., Ltd., has reported today our unaudited condensed consolidated interim financial information for the first half ended June 30, 2015, with all financial results in U.S. dollars on a U.S. GAAP basis, as disclosed in this report starting from page F-1.

Incorporation by Reference

This periodic report on Form 6-K is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Secretary to Board of Directors

Date: September 30, 2015

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Page
Exhibit 99.1 Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Balance Sheets as of December 31, 2014 and June 30, 2015	F-1
Unaudited Condensed Consolidated Statements of Operations for the Six-month Periods Ended June 30, 2014 and 2015	F-2
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Six-month Periods Ended June 30, 2014 and 2015	F-3
Unaudited Condensed Consolidated Statement of Changes in Deficit for the Six-month Period Ended June 30, 2015	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the Six-month Periods Ended June 30, 2014 and 2015	F-5
Notes to Unaudited Condensed Consolidated Interim Financial Statements for the Six-month Periods Ended June 30, 2014 and 2015	F-7

Exhibit 101 Unaudited Condensed Consolidated Interim Financial Statements as of, and for the Six-month Period Ended, June 30, 2015, formatted in eXtensible Business Reporting Language (XBRL)

4

Exhibit 99.1

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in US$ thousands, except share data)

	December 31, 2014	June 30, 2015
Assets
Current assets
Cash and cash equivalents	17,926	10,378
Pledged bank deposits	76,970	4,750
Trade accounts and bills receivable, net	86,852	74,757
Inventories	116,309	106,674
Due from related parties	102,461	98,957
Other current assets	89,458	79,151

Total current assets	489,976	374,667
Property, plant and equipment, net	2,076,865	2,009,474
Land use rights	223,602	221,237
Investments in associates	116,705	110,335
Other non-current assets	47,815	43,886

Total assets	2,954,963	2,759,599

Liabilities
Current liabilities
Short-term borrowings and current portion of long-term borrowings	2,839,331	2,799,355
Bills payable	97,998	56,392
Trade accounts payable	248,967	248,532
Advance payments from customers, current portion	94,096	88,868
Accrued expenses and other payables	969,999	1,009,566
Due to related parties	68,927	68,263
Convertible senior notes	1,616	380,365
Obligations under capital leases, current portion	62,771	82,718
Other current liabilities	5,781	5,068

Total current liabilities	4,389,486	4,739,127

Convertible Senior Notes	703,371	309,850
Obligations under capital leases, excluding current portion	18,468	0
Other liabilities	156,005	150,528

Total liabilities	5,267,330	5,199,505

Deficit
LDK Solar CO., Ltd. shareholders’ deficit
Ordinary shares (US$0.10 par value; 5,000,000,000 shares authorized; 242,210,384 and 312,113,383 shares issued; 241,868,739 and 311,772,098 shares outstanding as of December 31, 2014 and June 30, 2015, respectively)	24,187	31,177
Additional paid-in capital	853,908	860,314
Statutory reserve	75,780	75,780
Accumulated other comprehensive income	212,126	210,356
Accumulated deficit	(3,478,498)	(3,619,665)

Total LDK Solar CO., Ltd. shareholders’ deficit	(2,312,497)	(2,442,038)
Non-controlling interests	130	2,132

Total deficit	(2,312,367)	(2,439,906)

Commitments and contingencies
Total liabilities and deficit	2,954,963	2,759,599

See accompanying notes to condensed consolidated interim financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in US$ thousands, except per share data)

	For the Six-Month Periods Ended June 30,
	2014	2015
Net sales	297,445	179,113
Cost of goods sold, including inventory write-downs of US$22,574 and US$3,982 during the six-month periods ended 2014 and 2015, respectively	(328,466)	(222,757)

Gross loss	(31,021)	(43,644)
Selling expenses	(7,207)	(4,112)
General and administrative expenses, including reversal of provisions for doubtful recoveries of receivable of US$1,907 and US$31 during the six-month periods ended 2014 and 2015, respectively	(59,131)	(60,913)
Research and development expenses	(9,547)	(6,844)

Loss from operations	(106,906)	(115,513)
Other income (expenses):
Interest expense and amortization of debt issuance costs and debt discount/premium	(170,887)	(103,834)
Equity in loss of an associate	(880)	(11,644)
Gain on troubled debt restructuring	0	79,143
Gain on deconsolidation of a former subsidiary	28,237	0
Gain on changes in equity interests in an associate	0	6,464
Others, net	9,327	1,028

Loss before income taxes	(241,109)	(144,356)
Income tax (expense)/benefit	(465)	2,122

Net loss	(241,574)	(142,234)
Loss attributable to non-controlling interests	884	1,067

Net loss attributable to LDK Solar CO., Ltd. shareholders	(240,690)	(141,167)

Basic loss per share	(1.24)	(0.58)

Diluted loss per share	(1.24)	(0.58)

See accompanying notes to condensed consolidated interim financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS

OF COMPREHENSIVE INCOME

(Amounts in US$ thousands, except per share data)

	For the six-month periods ended June 30,
	2014	2015
Net loss	(241,574)	(142,234)
Other comprehensive income (loss), net of tax:
Foreign currency exchange translation adjustments	5,037	(1,765)
Fair value changes in available-for-sale equity security	(244)	0

Comprehensive loss	(236,781)	(143,999)
Less: comprehensive loss attributable to non-controlling interests	(942)	(1,062)

Comprehensive loss attributable to LDK Solar CO., Ltd. shareholders	(235,839)	(142,937)

See accompanying notes to condensed consolidated interim financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN DEFICIT

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2015

(Amounts in US$ thousands, except share data)

	Ordinary shares		Additional Paid-in Capital	Statutory Reserve	Accumulated Other Comprehensive Income	Accumulated Deficit	Total LDK Solar CO., Ltd. Shareholders’ Deficit	Non- controlling Interests	Total Deficit

	Number	Amount
January 1, 2015	241,868,739	24,187	853,908	75,780	212,126	(3,478,498)	(2,312,497)	130	(2,312,367)

Net loss	0	0	0	0	0	(141,167)	(141,167)	(1,067)	(142,234)
Foreign currency translation adjustment, net of nil tax	0	0	0	0	(1,770)	0	(1,770)	5	(1,765)
Issuance of shares of a subsidiary (Note 9(i))	0	0	0	0	0	0	0	3,064	3,064
Issuance of new shares, net of nil related expense	75,805,949	7,581	3,143	0	0	0	10,724	0	10,724
Cancellation of shares	(5,902,590)	(591)	591	0	0	0	0	0	0
Share-based compensation	0	0	2,672	0	0	0	2,672	0	2,672
June 30, 2015	311,772,098	31,177	860,314	75,780	210,356	(3,619,665)	(2,442,038)	2,132	(2,439,906)

See accompanying notes to condensed consolidated interim financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in US$ thousands)

	For the six-month periods ended June 30,
	2014	2015
Cash flows from operating activities:
Net loss	(241,574)	(142,234)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	95,925	70,605
Provisions (reversal of provisions) for doubtful recoveries of prepayments to suppliers, receivable and other assets	3,548	(31)
Inventory write-down	22,574	3,982
Deferred income tax expense (benefit)	2,697	(2,496)
Equity in loss of an associate	880	11,644
Share-based compensation	3,304	2,672
Interest expenses on redeemable preferred shares	64,211	0
Amortization of debt issuance costs and debt discounts	384	1,813
Gain on deconsolidation of former subsidiaries	(28,237)	0
Gain on troubled debt restructuring net of legal fees and other direct costs	0	(79,143)
Change of fair value of interest rate swap contracts	233	249
Gain on changes in equity interests in an associate	0	(6,464)
Others	119	0
Changes in operating assets and liabilities, net of the effect of acquisition and disposal:
Pledged bank deposits related to purchase of inventory and other operating activities	95,989	10,800
Trade accounts receivable and bills receivable	(52,244)	10,541
Inventories	(57,486)	4,804
Prepayments to suppliers	12,025	(1,940)
Other assets	(13,039)	6,134
Trade accounts payable and bills payable	(154,491)	(38,860)
Advance payments from customers	(4,578)	(6,323)
Income tax payable	(1,450)	1,991
Accrued expenses and other payables	34,411	120,543
Amount due from related parties	(8,341)	(13,157)
Amount due to related parties	86,125	16,027

Net cash used in operating activities	(139,015)	(28,843)

	For the six-month periods ended June 30,
	2014	2015
Cash flows from investing activities:
Purchase of property, plant and equipment, including deposits and cash paid for interest capitalized	(80,745)	(805)
Pledged bank deposit related to purchase of property, plant and equipment	0	(82)
Release of pledged bank deposit related to purchase of property, plant and equipment	2,896	0
Cash of deconsolidated subsidiaries	(671)	0

Net cash used in investing activities	(78,520)	(887)

Cash flows from financing activities:
Pledged bank deposits used for bank borrowings	(65,370)	0
Pledged bank deposits released upon repayment of borrowings	0	65,428
Proceeds from new loans and borrowings	513,015	31,106
Repayment of loans and borrowings	(95,793)	(70,420)
Payment of legal fees and other direct costs related to the restructure of Senior Notes, Preferred Obligation and other offshore debt	0	(3,685)
Proceeds from issuance of convertible bond by a former subsidiary	11,000	0
Proceeds from issuance of shares by a former subsidiary	7,482	0
Repayment of capital lease obligations	(490)	0

Net cash provided by financing activities	369,844	22,429

Effect of foreign currency exchange rate changes on cash and cash equivalents	3,086	(247)

Net decrease in cash and cash equivalents	155,395	(7,548)
Cash and cash equivalents at beginning of period	29,973	17,926

Cash and cash equivalents at end of period	185,368	10,378

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	27,938	21,389

Supplemental disclosures of non-cash investing and financing transaction:
Settlement of payable for purchase of equipment and services	0	52,278

Settlement of payables to other offshore creditors	0	36,911

See accompanying notes to condensed consolidated interim financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2015

(Amounts in US$ thousands, except share and per share data)

(1)	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities and organization

LDK Solar CO., Ltd. (the “Company” or “LDK”) is incorporated in the Cayman Islands and was established on May 1, 2006. LDK and its subsidiaries (collectively, the “Group”) are principally engaged in the design, development, manufacturing and marketing of photovoltaic (“PV”) products and development of power plant projects in the People’s Republic of China (“PRC”) and overseas market.

On February 27, 2014, the Grand Court of the Cayman Islands (the “Cayman Court”), appointed joint provisional liquidators (the “JPLs”) to place the Company into provisional liquidation, pursuant to a winding-up petition the Company filed with the Cayman Court on February 21, 2014 on grounds of insolvency in anticipation of its inability to honor its payment obligations under the Rmb-denominated US$-settled 10% senior notes due 2014 (the “Senior Notes”), the series A mandatorily redeemable convertible preferred shares of LDK Silicon & Chemical Technology Co., Ltd. (“LDK SCT”) (the “Preferred Shares” or “Preferred Obligation”) and payables due to other offshore creditors. Provisional liquidation is a procedure under the Cayman Islands law to preserve and protect the assets of a Cayman Islands company until the hearing of a winding-up petition and the appointment of official liquidators. It is also used, as in the Company’s case, as a method of protecting a Cayman Islands company from its creditors in order to allow it an opportunity to attempt to reach a compromise or arrangement with its creditors on terms likely to be more advantageous to creditors than realizing and distributing its assets in an official liquidation under the Cayman Islands law.

In collaboration with the JPLs and negotiation with the Company’s creditors, the Company has prepared the schemes of arrangement (“the Schemes”), which were approved by the Company’s scheme creditors and became effective on December 10, 2014. Pursuant to the terms of the Schemes, the closing date for the restructuring of the Senior Notes, Preferred Obligation and payables due to other offshore creditors, as contemplated in the Schemes (“Debt Restructuring”), occurred on December 17, 2014.

On April 4, 2015, the Grand Court of the Cayman Islands ordered that, effective on April 21, 2015, the Company’s winding-up petition of February 21, 2014 will be dismissed. By this court order, LDK’s provisional liquidation has been brought to a conclusion on April 21, 2015.

Basis of presentation

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The condensed consolidated balance sheet as of December 31, 2014 was derived from audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements included in the Company’s Annual Report on Form 20-F filed with the SEC on May 11, 2015.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2015, and the result of operations and cash flows for the six-month periods ended June 30, 2014 and 2015, have been made.

The preparation of condensed consolidated interim financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to the realization of inventories, trade accounts receivable, prepayments to suppliers and deferred tax assets, estimated useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, the determination of fair values of financial instruments and share-based instruments, the accrual of warranty expenses, provision for loss on firm purchase commitment and assessments about potential tax uncertainties, contingent liabilities and the Company’s ability to continue as a going concern. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

The accompanying unaudited condensed consolidated interim financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

The Group has suffered recurring losses from operations and has incurred a net loss of US$142,234 for the six-month period ended June 30, 2015. In addition, the Group had a working capital deficit (total consolidated current liabilities exceeding total consolidated current assets) of US$4,364,460 and a total capital deficit of US$2,439,906 as of June 30, 2015. As of June 30, 2015, the Group had cash and cash equivalents of US$10,378, and total short-term borrowings and current portion of long-term borrowings of US$2,799,355. As of June 30, 2015, outstanding short-term borrowings of US$1,406,351 were overdue and were subject to standstill and forbearance arrangement as verbally agreed with the banks. The Group has not yet renewed such loans as of September 30, 2015.

Further, the significant financial difficulties the Group is currently experiencing and the deterioration of the Group’s financial condition may result in the exercise of subjective acceleration provisions in some of the Group’s loan agreements that give the lenders the right to accelerate the repayment of the loans.

These factors raise substantial doubt as to the Company’s ability to continue as a going concern. Management believes that it has developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet the Company obligations for a reasonable period of time.

•	Bank Financing and Other Financial Support

On November 11, 2013, the Group signed a framework agreement with a syndicate of 11 commercial banks in China for a working capital facility in the aggregate principal amount of Rmb 1,560,000 (or approximately US$255,900) (the “Working Capital Facility Agreement”). As of September 30, 2015, the Group had withdrawn Rmb 400,000 (or approximately US$65,370) from the credit facility and may further draw down subject to the absolute discretion and additional conditions imposed by the syndicate on a draw-specific basis. The proceeds drawn down under the Working Capital Facility Agreement are strictly limited to financing the Group’s onshore PRC operations within Jiangxi Province, and the Group may not use any of the proceeds to service the Group’s existing indebtedness, whether onshore or offshore. The facility will terminate on November 10, 2016 and each draw-down under the facility may be made subject to the absolute discretion and additional conditions imposed by the syndicate on a draw-specific basis.

As of June 30, 2015, outstanding short-term borrowings of US$1,406,351 were overdue and were subject to standstill and forbearance arrangement. The Group has not yet renewed such loans as of September 30, 2015. Although the Group has not settled these overdue borrowings, management believes that the Group will continue to be able to keep such standstill and forbearance status. In addition, management is evaluating the possibility of engaging the banks with a view to restructuring the Group’s overall indebtedness in China, together with the introduction of strategic and financial investors to improve the Group’s liquidity.

•	Disposal of Properties and Sales of Solar Farm Projects and Other Assets

The Group will continue to sell its solar farm projects in the ordinary course of its solar farm project development business. Some of the projects have become, or will soon become, salable in Europe, the United States and China. On March 30, 2015, the Group entered into a sales agreement with subsidiaries of Solar Power Inc. (“SPI”) to sell the Group solar farm projects in Europe and the United States. Sales of solar farm projects to SPI are still pending as of September 30, 2015. In addition, the Group is also evaluating the possibility to pledge or sell the shares in SPI it owns for new financing to support the working capital needs of the Group. In addition, the Group has also been in various stages of discussions with potential external buyers to unload solar projects in China, Europe as well as the United States of America.

•	Delay in Capital Expenditure and Improvement in Working Capital Management

The Group has been negotiating with a number of its vendors, including suppliers of equipment and construction materials to obtain preferential pricing terms and more favorable payment terms. The Group has also decided to postpone a substantial portion of its planned capital expenditures for the next 12 months until market conditions improve for management to be comfortable in incurring such or a portion of such expenditures. To actively manage the Group’s cash flow and working capital requirements, management has implemented measures to closely monitor the Group’s inventory levels and manage the collection of the Group’s receivable balances.

•	Onshore Financial Restructuring Program

The Group’s operating subsidiaries in China have a significant amount of onshore debt currently subject to a standstill and forbearance arrangement with the Group’s onshore creditors. Currently, the Group is not servicing such debt. The Group is starting to engage its creditors in China in an effort to restructure its onshore China liabilities in a mutually agreed manner as of September 30, 2015. The success of such capital restructuring in China will materially improve the Group’s liquidity.

While management believes that the measures in the liquidity plan will be adequate to satisfy its liquidity and cash flow requirements for the twelve months ending June 30, 2016, there is no assurance that the liquidity plan will be successfully implemented. Failure to successfully implement the liquidity plan will have a material adverse effect on the Group’s business, results of operations and financial position, and may materially adversely affect its ability to continue as a going concern. The condensed consolidated interim financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Group be unable to continue as a going concern.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto contained in the Annual Report on Form 20-F for the year ended December 31, 2014. There were no changes in the Company’s significant accounting policies for the six-month period ended June 30, 2015, as compared to the significant accounting policies described in the Annual Report on Form 20-F for the year ended December 31, 2014.

(3)	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2015, the FASB issued ASU No. 2015-02, Amendments to the Consolidation Analysis, to amend the criteria for consolidation of certain legal entities. The ASU is effective for interim and annual periods beginning after December 15, 2015. Adoption of the ASU is either retrospective to each prior period presented or retrospective with a cumulative adjustment to retained earnings or accumulated deficit as of the adoption date. The Company is currently assessing the impact of the ASU on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, to require debt issuance costs to be presented as an offset against debt outstanding as opposed to an asset. The ASU is effective for interim and annual periods beginning after December 15, 2015. Adoption of the ASU is retrospective to each prior period presented. The Company is currently assessing the impact of the ASU on its consolidated financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory, to specify that inventory should be subsequently measured at the lower of cost or net realizable value, which is the ordinary selling price less any completion, transportation and disposal costs. However, the ASU does not apply to inventory measured using the last-in-first-out or retail methods. The ASU is effective for interim and annual periods beginning after December 15, 2016. Adoption of the ASU is prospective. The Company does not anticipate that the adoption of the ASU will have a material impact on its consolidated financial statements.

(4)	TRADE ACCOUNTS AND BILLS RECEIVABLE, NET

Trade accounts and bills receivable, net consisted of the following:

	December 31, 2014	June 30, 2015
Trade accounts receivable	198,475	183,037
Less: Allowance for doubtful accounts	(118,901)	(116,490)

	79,574	66,547
Bills receivable	7,278	8,210

	86,852	74,757

The following table presents the movement of the allowance for doubtful accounts:

	Six-month periods ended June 30,
	2014	2015
Beginning Balance	139,516	118,901
Additions	1,856	0
Reversal of allowance for doubtful accounts	(3,763)	(31)
Amount written-off against allowance	0	(481)
Foreign currency exchange rate effect	(641)	(1,899)

Ending balance	136,968	116,490

(5)	INVENTORIES

	December 31, 2014	June 30, 2015
Inventories consist of the following:
Raw materials	3,347	2,560
Work in progress	31,477	21,359
Supplies	16,355	15,024
Finished goods	20,266	27,319
Project assets	40,094	40,412
Costs in excess of billings on uncompleted contracts	4,770	0

	116,309	106,674

Write-downs of raw materials, work in progress, supplies, finished goods and project assets were US$22,574 and US$3,982 during the six-month periods ended June 30, 2014 and 2015, respectively, and are included in cost of goods sold.

(6)	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31, 2014	June 30, 2015
Buildings	656,076	656,655
Plant and machinery	1,945,228	1,947,053
Furniture, fixtures and office equipment	30,938	30,965
Motor vehicles	7,218	7,224

	2,639,460	2,641,897
Less: accumulated depreciation	(1,135,156)	(1,206,015)
Construction in progress	572,561	573,592

	2,076,865	2,009,474

Depreciation expense was US$94,310 and US$69,825 for the six-month periods ended June 30, 2014 and 2015, respectively.

(7)	INVESTMENT IN ASSOCIATES AND GAIN ON CHANGES IN EQUITY INTERESTS IN AN ASSOCIATE

The Group’s equity interest in Solar Power Inc. (“SPI”) was diluted from approximately 24.88% as at December 31, 2014 to approximately 22.54% as at June 30, 2015 as a result of stock issuances by SPI to certain investors during the six-month period ended June 30, 2015. The Group accounted for the share issuance by SPI as if the Group had sold a proportionate share of its investment.

Accordingly, the Group recognized a gain of US$6,464 in “Gain on changes in equity interests in an associate” in the Group’s condensed consolidated statements of operations for the six-month period ended June 30, 2015.

(8)	SHORT-TERM BORROWINGS

The short-term borrowings outstanding as of June 30, 2015 carried a weighted average interest rate of 5.66% (December 31, 2014: 5.50%).

As of June 30, 2015, outstanding short-term borrowings of US$1,406,351 were overdue and were subject to standstill and forbearance arrangement. The Group has not yet renewed such loans as of September 30, 2015. Although the Group has not settled these overdue borrowings, management believes that the Group will continue to be able to keep such standstill and forbearance status.

(9)	ACCRUED EXPENSES AND OTHER PAYABLES

Components of accrued expenses and other payables are as follows:

	December 31, 2014	June 30, 2015
Payable for purchase of equipment and services (i)	323,647	298,499
Accrued interest on bank borrowings	251,264	324,383
Withholding individual income tax payable	15,744	15,704
Income tax payables	2,771	4,764
Accrued payroll and welfare	17,066	18,569
Other payable due to customers	54,644	53,937
Other payable due to litigation and claims	17,601	17,616
Other accruals and payable	287,262	276,094

	969,999	1,009,566

(i)	Payable for purchase of equipment and services

On February 9, 2015, the Group entered into settlement agreements with Yingcheng Group Co., Ltd. (“Yingcheng Group”), a company incorporated in Jiangsu Province with limited liability under the laws of China, and Wuxi Ruantie Consulting Co., Ltd. (“Wuxi Ruantie”), a company incorporated in Jiangsu Province with limited liability under the laws of China, regarding the Group’s payables to these two entities, in an aggregate amount of US$67,202. Pursuant to these settlement agreements, the Group agreed to settle the outstanding payables due to these two entities through:

(1)	cash payments of US$14,924 according to a pre-determined payment schedule; and

(2)	exchange of the remaining payables of US$52,278 into an aggregate of 3.791% of the equity interests in Jiangxi LDK PV Silicon Technology Co., Ltd. (“LDKPV”), a subsidiary of the Group. The settlement agreements also stipulated that if LDKPV entered into another debt-to-equity exchange with other creditors at a more favorable price within one year period (i.e. from February 9, 2015 to February 8, 2016), these two entities shall receive additional equity interests in LDKPV to effect such adjustment.

Management believes that it is not likely that any other creditors would exchange their debts into LDKPV’s equity interests within the one year period.

The difference between the carrying amount of the remaining payables and the estimated fair value of LDKPV’s equity interests issued was recorded in “Gain on troubled debt restructuring” in the Group’s condensed consolidated statement of operations.

As at June 30, 2015, the Group owned 96.209% equity interests in LDKPV after the above debt-to-equity conversion transaction.

(10)	CONVERTIBLE SENIOR NOTES

The convertible senior notes consisted of the following as of June 30, 2015:

	December 31, 2014	June 30, 2015
4.75% Convertible Senior Notes due 2013 (i)	1,616	0
5.535% Convertible Senior Notes due 2016 (ii)	386,984	380,365
5.535% Convertible Senior Notes due 2018 (iii)
– Principal	264,459	263,680
– Debt premium	42,315	36,557

Subtotal	306,774	300,237
Convertible Promissory Note
– Principal	10,000	10,000
– Debt discount	(387)	(387)

Subtotal	9,613	9,613
Total	704,987	690,215
– Current	1,616	380,365
– Non-current	703,371	309,850

(i) 4.75% Convertible Senior Notes due 2013

The Notes due 2013 was settled in May 2015 through the troubled debt restructuring. See Note 12.

(ii) 5.535% Convertible Senior Notes due 2016

In June 2015, certain holders of the Notes Due 2016 issued conversion notices to the Company for a conversion of the interest payables in connection with the Notes Due 2016 with US$6,619 aggregate amount and the Company issued 49,210,548 ADSs, representing 49,210,548 ordinary shares, at a price of US$0.1345 per ADS, to settle the interest payables.

(iii) 5.535% Convertible Senior Notes due 2018

In April 2015, a holder of the Notes Due 2018 issued a conversion notice to the Company for US$3,878 aggregate principal amount of the Notes Due 2018. The Company issued 25,016,129 ADSs, representing 25,016,129 ordinary shares, at a price of US$0.1550 per ADS, to settle the conversion notice.

In April 2015, a holder of the Notes Due 2018 issued a conversion notice to the Company for US$152 aggregate principal amount of the Notes Due 2018. The Company issued 1,046,543 ADSs, representing 1,046,543 ordinary shares, at a price of US$0.1461 per ADS, to settle the conversion notice.

In June 2015, certain holders of the Notes Due 2018 issued conversion notices to the Company for a conversion of the interest payables in connection with the Notes Due 2018 with US$31 aggregate amount and the Company issued 229,649 ADSs, representing 229,649 ordinary shares, at a price of US$0.1345 per ADS, to settle the interest payables.

On May 5, 2015, the Group issued additional US$2,724 in aggregate principal amount of the Notes Due 2018 to the holders of the other offshore creditors in connection with the troubled debt restructuring (See Note 12).

(11)	INTEREST COSTS

The following is a summary of the Group’s interest costs incurred during the six-month periods ended June 30, 2014 and 2015:

	Six-month periods ended June 30,
	2014	2015
Interest costs capitalized	1,462	1,819

Interest costs charged
– Interest and penalty interest on bank and other borrowings	88,497	88,533
– Interest on Convertible Senior Notes, RMB-denominated US$-settled Senior Notes, Convertible Promissory Note and PRC Notes, and amortization of debt issuance costs and debt discount/premium	16,491	9,066
– Interest expense on redeemable preferred shares	64,211	0
– Interest and penalty interest on capital lease obligation	1,455	5,986
– Change of fair value of interest rate swap contracts	233	249

Sub-total	170,887	103,834

Total interest costs	172,349	105,653

(12)	GAIN ON TROUBLED DEBT RESTRUCTURING

The following is a summary of the Group’s gain on troubled debt restructuring during the six-month periods ended June 30, 2014 and 2015:

	Six-month periods ended June 30,
	2014		2015
Gain on troubled debt restructuring with suppliers (Note 9(a))		0		49,214

Gain on troubled debt restructuring of payables due to offshore creditors arising from the Schemes (net of legal fees and other direct costs of US$3,685) (i)		0		29,929

Total		0		79,143

Impact on basic and diluted loss per share	US$	0	US$	0.33

(i) Gain on troubled debt restructuring of payables due to offshore creditors

On May 5, 2015, the Company completed the restructuring of payables to other offshore creditors of US$38,685 as follows:

(1)	issued 303,080 of its ordinary shares, with a fair value of US$45, to other offshore creditors to settle a portion of the outstanding payables

(2)	paid cash of US$1,774 to settle a portion of the outstanding payables; and

(3)	issued principal amount of US$2,724 Notes Due 2018 in exchange for the remaining portion of the payables to other offshore creditors.

Since the restructuring involved a partial settlement by cash payment and issuance of ordinary shares, the carrying amount of the payables was first reduced by the total fair value of cash payment and issuance of ordinary shares. As the total future cash payments specified by the new terms of the Notes Due 2018 are less than the carrying amount of the payables, the Company reduced the carrying amount of the payables to an amount equal to the total future cash payments specified by the Notes Due 2018 and recognize a gain on restructuring of payables equal to the amount of the reduction pursuant to ASC 470-60 less allocated legal fees and other direct costs.

(13)	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

Capital commitments outstanding at December 31, 2014 and June 30, 2015 not provided for in the condensed consolidated interim financial statements were as follows:

	December 31, 2014	June 30, 2015
Purchase of property, plant and equipment	173,076	171,741

(b)	Contingencies

The CIETAC stated that the wafer supply contracts entered into in October 2007 and June 2008 between the Group, Canadian Solar Inc. (“CSI”) and its China-based subsidiary were valid and effective through their respective term under the terms and conditions related to quantities and prices as set forth therein. On December 12, 2012, the CIETAC stated that by virtue of the arbitration proceedings, CSI needed to pay the Group an amount of approximately RMB 248,904 (US$39,551), consisting of advance payment of RMB 60,000 (US$9,534) and penalty of RMB 188,904 (US$30,017) to compensate the Group for the loss of profitability.

The Group recognized a contract cancellation revenue of US$9,534 in 2012, for which payment had been received from CSI. Since it is uncertain that the penalty amount can be realized, no contingent asset is recognized in respect of the remaining amount of US$30,017 in the consolidated financial statements as of December 31, 2014 and June 30, 2015.

(14)	ORDINARY SHARES

In April 2015, the Company issued 25,016,129 ADSs, representing 25,016,129 ordinary shares, at a price of US$0.155 per ADS, to a holder of the Notes Due 2018 to pursuant to a conversion notice of the Notes Due 2018.

In April 2015, the Company issued 1,046,543 ADSs, representing 1,046,543 ordinary shares, at a price of US$0.1461 per ADS, to a holder of the Notes Due 2018 to pursuant to a conversion notice of the Notes Due 2018.

In April 2015, the Company cancelled 5,902,590 ADSs which were delivered to the company by the dealers under the Prepaid Forward Contracts, representing 5,902,590 ordinary shares.

In May 2015, the Company issued 303,080 ADSs, representing 303,080 ordinary shares, at a price of US$0.15 per ADS, to the other offshore creditors in connection with the restructuring of the payables due to such offshore creditors.

In June 2015, the Company issued 229,649 ADSs, representing 229,649 ordinary shares, at a price of US$0.1345 per ADS, to certain holders of the Notes Due 2018 to settle the interest payables of the Notes Due 2018 due to such holders.

In June 2015, the Company issued 49,210,548 ADSs, representing 49,210,548 ordinary shares, at a price of US$0.1345 per ADS, to certain holders of the Notes Due 2016 to settle the interest payables of the Notes Due 2016 due to such holders.

(15)	LOSS PER SHARE

The computation of basic and diluted loss per share is as follows:

	Six-month periods ended June 30,
	2014	2015
Numerator used in basic loss per share
Net loss attributable to LDK Solar CO., Ltd. shareholders	(240,690)	(141,167)

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic loss per share	194,793,445	242,264,102

Loss per share – basic	(1.24)	(0.58)

Loss per share – diluted	(1.24)	(0.58)

(16)	SEGMENT REPORTING AND CONCENTRATION OF RISK

ASC 280, “Segment Reporting”, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas and major customers. The method of determining the reportable operating segment information is based on the way that management organizes the operating segments within the company and is consistent with the reports received and reviewed by the chief operating decision maker for purpose of assessing the financial performance and allocating resources of the two business segments.

The Company operates in two principal reportable business segments, Polysilicon (“Polysilicon segment”) and Wafer, cell, module and PV project (“Other PV products segment”). The Polysilicon segment involves production and sales of polysilicon. The Other PV products segment involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and PV modules and processing services, manufacture and sales of PV cells and the development of power plant projects. Miscellaneous revenues and expenses and other unallocated costs and expenses are recorded in Other. The chief operating decision maker is the chief executive officer of the Company.

The following table sets forth the results of operations of the Company’s segments and reconciliation with the Company’s consolidated results of operations for the six-month periods ended June 30, 2014 and 2015:

	Six-month periods ended June 30,
	2014	2015
Net sales:
Polysilicon segment	20	43,642
Other PV products segment	297,425	175,111
Intersegment elimination	0	(39,640)

Consolidated net sales	297,445	179,113

Revenue with other segment:
Polysilicon segment	0	39,640
Other PV products segment	0	0

Consolidated revenue with other segment	0	39,640

	Six-month periods ended June 30,
	2014	2015
Gross (loss) /profit:
Polysilicon segment	(42,634)	(19,124)
Other PV products segment	11,613	(26,971)
Intersegment elimination	0	2,451

Consolidated gross loss	(31,021)	(43,644)

Interest expense:
Polysilicon segment	74,563	11,582
Other PV products segment	96,324	92,252

Consolidated interest expense	170,887	103,834

Loss before income taxes:
Polysilicon segment	(130,749)	(15,425)
Other PV products segment	(110,360)	(131,382)
Intersegment elimination	0	2,451

Consolidated loss before income taxes	(241,109)	(144,356)

Expenditure for additions to long-lived assets:
Polysilicon segment	45,304	1,389
Other PV products segment	8,849	2,079
Intersegment elimination	0	0

Consolidated expenditure for additions to long-lived assets	54,153	3,468

The following table sets forth the Company’s segment assets as of December 31, 2014 and June 30, 2015:

	December 31, 2014	June 30, 2015
Investment in associates:
Polysilicon segment	0	0
Other PV products segment	116,705	110,335
Intersegment elimination	0	0

Consolidated investment in associates	116,705	110,335

Total assets:
Polysilicon segment	1,845,487	1,815,732
Other PV products segment	1,435,642	1,267,974
Intersegment elimination	(326,166)	(324,107)

Consolidated total assets	2,954,963	2,759,599

(17)	RELATED PARTY TRANSACTIONS

For the periods presented, the principal related party transactions and amounts outstanding with the related parties are summarized as follows:

(1)	The Group purchased PV products from Jiangxi Sinoma New Solar Materials Co., Ltd., which is an equity method investee of the Group, amounting to US$6,616 and US$3,887, during the six-month periods ended June 30, 2014 and 2015, respectively.

The outstanding amount due to Sinoma was US$1,890 and US$1,945 as of December 31, 2014 and June 30, 2015, respectively.

(2)	Mr. Kin-Ming Cheng, the owner of Fulai, is a major shareholder of Shunfeng Photovoltaic International Limited and its affiliates (“Shunfeng”). Fulai is a major shareholder of the Company.

The Group sold PV products to Shunfeng amounting to US$16,443 and US$760 during the six-month periods ended June 30, 2014 and 2015, respectively.

The Group purchased PV products from Shunfeng, amounting to US$22,439 and US$359 during the six-month periods ended June 30, 2014 and 2015, respectively.

The outstanding amount due to Shunfeng was US$17,673 and US$14,831 as of December 31, 2014 and June 30, 2015, respectively and due from Shunfeng was US$10,642 and US$7,046 as of December 31, 2014 and June 30, 2015.

(3)	Heng Rui Xin Energy Co., Ltd. (“HRX China”), a PRC company, is a shareholder of the Company.

HRX China paid US$56,732 and US$ nil for miscellaneous expenses on behalf of the Group during the six-month periods ended June 30, 2014 and 2015, respectively. The Group sold PV products to HRX China amounting to US$9,550 and US$ nil during the six-month periods ended June 30, 2014 and 2015, respectively.

The Group made advances to HRX China, net of payments made by HRX China on behalf of the Group, amounting to US$ nil and US$4,331 during the six-month periods ended June 30, 2014 and 2015, respectively.

The outstanding amount due from HRX China was US$27,910 and US$32,266 as of December 31, 2014 and June 30, 2015, respectively.

(4)	Best Solar Co., Ltd. (“Best Solar”), an exempted company incorporated with limited liability under the laws of the Cayman Islands, is wholly owned by LDK New Energy, a shareholder of the Company.

The outstanding amount, net of provision, due from Best Solar as of December 31, 2014 and June 30, 2015 were US$37,922 and US$37,923 respectively. The outstanding amounts due to Best Solar as of December 31, 2014 and June 30, 2015 were US$23,349 and US$23,266, respectively.

(5)	The outstanding amount due to Jiangxi Liuxin Industry Co., Ltd., (“JXLXI”) which is a company controlled by Mr. Xiaofeng Peng, a major shareholder of the Company, was US$18,064 and US$18,220 as of December 31, 2014 and June 30, 2015, respectively.